Hotels By Day, LLC (the "Company") a New York Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2019 & 2020

Mongio & Associates CPAs LLC
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INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Hotels By Day, LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2019 & 2020 and the related statements of operations, statement of changes in member equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
January 28, 2022

Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31, 2020	2019
ASSETS		
Current Assets		
Cash and Cash Equivalents	67,677	15,505
Accounts Receivable	40,792	42,157
Prepaid Expenses	8,250	8,250
Total Current Assets	116,719	65,912
TOTAL ASSETS	116,719	65,912
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	66,520	58,908
Total Current Liabilities	66,520	58,908
Long-term Liabilities		
SBA Loan	159,900	-
PPP Loan	98	-
Future Equity Obligations	10,000	10,000
Total Long-Term Liabilities	169,998	10,000
TOTAL LIABILITIES	236,518	68,908
EQUITY		
Member's Capital	(119,799)	(2,996)
TOTAL LIABILITIES AND EQUITY	116,718	65,912

Statement of Operations

	Year Ended December 31, 2020	2019
Revenue	241,940	416,510
Cost of Sales	17,086	14,115
Gross Profit	224,854	402,395
Operating Expenses		
Advertising and Marketing	115,063	167,784
General and Administrative	199,165	292,698
Rent and Lease	15,709	28,885
Amortization		
Total Operating Expenses	329,937	489,368
Operating Income (loss)	(105,083)	(86,973)
Other Expense		
Interest Expense	11,495	1,803
Other	225	1,073
Total Other Expense	11,720	2,875
Net Income (loss)	(116,804)	(89,848)

Statement of Cash Flows

	Year Ended December 31, 2020	2019
OPERATING ACTIVITIES		
Net Income (Loss)	(116,804)	(89,848)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable	7,612	57,026
Accounts Receivable	1,365	(16,880)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	8,977	40,147
Net Cash provided by (used in) Operating Activities	(107,826)	(49,701)
FINANCING ACTIVITIES		
Member's Capital		-
SBA Loan	159,900	-
PPP Loan	98	-
Net Cash provided by (used in) Financing Activities	159,998	-
Cash at the beginning of period	15,505	65,206
Net Cash increase (decrease) for period	52,172	(49,701)
Cash at end of period	67,677	15,505

Statement of Changes in Member Equity

	Member Capital $ Amount
Beginning Balance at 1/1/19	81,104
Additional Paid in Capital (forgiveness of related Party Advances)	5,748
Net Income (Loss)	(89,848)
Ending Balance 12/31/2019	(2,996)
Net Income (Loss)	(116,804)
Ending Balance 12/31/2020	(119,799)

Hotels By Day, LLC
Notes to the Unaudited Financial Statements
December 31st, 2020
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Hotels By Day, LLC ("the Company") was originally formed in New York on July 8th, 2014, as Hotels By Day, LLC before amending its name on February 24th, 2016. The Company earns revenue from hotels by providing customers a platform for booking vacant daytime spaces and access to their amenities.

The Company will conduct a crowdfunding campaign under regulation CF in 2021 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company generates revenue by providing customers a platform to book a hotel's vacant daytime spaces and amenities. The Company's primary performance obligation is to provide customer's a booking confirmation. All transactions are charged at the hotel upon check-in at which point the Company receives a service fee from the hotel. The Company also allows customers to pay for bookings via points therefore an account for…..???

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

In June 2020, the Company entered into an SBA loan agreement for $159,900 with an interest rate of 3.75% and maturity date of June 2050. This loan is secured by all tangible and intangible personal property. The balance of this loan was $159,900 as of December 31, 2020.

As of December 31st, 2020, the Company had outstanding $10,000 in the form of a SAFE agreement (Simple Agreement for Future Equity) with a third party. The SAFE agreement accrues interest at 2% and matured in 2020. The agreement provides the right of the investor to future equity in the Company during a qualified financing or change of control event at am 85% discount. The agreement is subject to a valuation cap. The valuation caps of the agreement entered was $5.5M

Debt Principal Maturities 5 Years Subsequent to 2020

Year	Amount
2021	1,657
2022	2,927
2023	3,038
2024	3,154
2025	3,275
Thereafter	135,949

NOTE 6 – EQUITY

The Company is a multi-member LLC with a single class of ownership interest. Profits and losses are allocated to members in accordance with the operating agreement.

Future Equity Obligations - Simple Agreements for Future Equity (SAFE) - During the period ending December 31, 2018, the Company entered into numerous SAFE agreements with third parties totaling approximately $107k. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 20% discount for early birds, and 15% discount for all other investors. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $4.5-4.9M. The amounts received were recorded to equity net of commissions of about 5%. The Company classified these instruments as equity since there is no right of conversion at the election of the investor.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through January 28, 2022, the date these financial statements were available to be issued. No events require recognition or disclosure.

In March 2021, The Company entered into a convertible note agreement for $200,000 for the purposes of funding operations. The interest on the note was 6%. The amount is to be repaid at the demand of the holder prior to conversion with a maturity date in 2022. This note is convertible into units of membership interest at a 15% discount during a change of control or qualified financing event.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.